April 20, 2016

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Ada D. Sarmento, Staff Attorney

Anne Nguyen Parker, Assistant Director

Re:

Amendment No. 1 to Registration Statement on Form S-1

Filed March 7, 2016

File No. 333-209989

Dear Ms. Sarmento and Ms. Parker:

Below please find our responses to the Staff’s comment letter dated April 19, 2016 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

Use of Proceeds, page 21

1.

We note your disclosure here and in The Offering section on page 8 that you “intend to use the proceeds of this offering (i) to complete the construction of [y]our Blue Water Bar & Grill™ restaurant currently under construction in St. Maarten, Dutch West Indies, (ii) commence planning and initiate construction of the second planned Blue Water Bar & Grill™ in Aruba, Dutch West Indies, and (iii) for general working capital.”  However, we note that the use of proceeds table on page 21 shows you will only be able to use the proceeds for all three purposes if you sell 100% of the shares being offered by the company.  Please revise this statement to clarify.

We have revised the disclosure to clearly demonstrate this is the intended use of proceeds from a fully subscribed offering.  Readers are referred to the Use of Proceeds section on page 20 to see a breakdown on how we would use the proceeds of this offering if less than 100% is sold.  See page 7.

Lake Side Drive #5 • Indigo Bay • Cay Bay • St. Maarten • Dutch West Indies

(512) 772-1542 • (512) 772-1569 fax • bluewaterbar.com

Description of our Business and Properties, page 28

Property and Equipment, page 37

5.

We note your response to our prior comment 15.  It appears that you currently do not own or lease the land upon which the restaurant is being constructed.  It is not clear to us what arrangement you have with the landowner with respect to this land during construction.  Please tell us whether there is any written agreement with the landowner regarding your use of the land to construct the restaurant and your rights to the land or the structure and explain whether the landowner could refuse to enter into the lease for the land once construction has been completed.

Also, please tell us how you consider you have significant benefits and risks of ownership associated with the property and equipment of $637,869 before the inception of the land lease.  We refer you to the three essential characteristics of an asset as defined in FAS Statement Concept 6.

Finally, we note that you intend to pay $5,313 per month for the lease of the land as stated in your response.  Please revise the use of proceeds and the projected 12-month milestones to reflect that.

The relationship between Blue Water and the landowner (Cay Bay Development) may appear confusing and a little bizarre to a person not accustomed to doing business in the Caribbean, but it is a functional working relationship built around getting results rather than wasting time and capital resources dealing with unnecessary bureaucratic red tape.

Let’s start from the beginning.  Prior to engaging an architect, engineer and general contractor, the two parties executed a Reservation Agreement.  This is being supplementally provided to you via e-mail directly.  See the Adobe PDF file entitled “Blue Water Reservation Agreement”.  It was extended a few times via either e-mail and/or verbal accord.

Also being supplementally provided to you via e-mail is the current version of the draft Ground Lease Agreement.  There are a few minor issues still being worked on – primarily definitions of events and “what ifs” – that will be finalized prior to manually signing this agreement and opening the restaurant for business.  See the Word file entitled “Blue Water Draft Ground Lease Agreement”.

Further evidence of this working relationship can be found on Indigo Bay’s corporate website.  See their page about Blue Water in “Future Businesses”.  The link to this page is:

http://www.indigobay.com/en/blue-water-bar-and-grill-indigo-bay-st-maarten.php

Based on the foregoing, and according to Dutch Law, the landowner cannot simply refuse to execute the ground lease when the restaurant is completed; the court would deem the most recent draft version the final version if it ever came to a legal challenge.  The landowner would be subject to economic sanctions and the local courts would enforce the terms of the lease.  Both parties will need to comply with what has already been agreed upon in order to avoid going into a default situation.  Blue Water has the right to the enjoyment of this property for at least the next 30 years, unless it cannot abide by the terms of the agreement and defaults or its business model proves to be unprofitable and it is forced to close its doors.

FAS Statement Concept 6 describes three essential characteristics of an asset as follows:

1)

It embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows.

A restaurant is not a new concept and ours is not any different.  This is a high-end standalone restaurant on a prime beach location.  Once the doors are open there will be daily – probably significant – cash receipts from the sale of food, beverages and logo merchandise.  Our restaurant meets the parameters of this characteristic.

2)

A particular entity can obtain the benefit and control others’ access to it.

Blue Water Bar & Grill, N.V. (the local subsidiary) will ultimately be the recipient of cash receipts from daily visitors to the restaurant.  Further, the Company, its officers, directors, employees and agents can determine who ultimately may enter the restaurant and be served and/or turned away – within the scope of any applicable anti-discrimination laws, of course.  Our restaurant meets the parameters of this characteristic.

3)

The transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.

The supplementally provided Reservation Agreement and Draft Ground Lease, which are backed up by countless e-mail correspondences between the parties, plus the public backing of the restaurant is sufficient evidence to Blue Water’s right to own and operate a restaurant at the present location for the next 30 years.  Further to this point, Cay Bay Development obtained the building permit for the restaurant under their master development plan on behalf of Blue Water, which helped accelerate this permitting process significantly.  Also, Cay Bay Development did all of the required excavation at their expense prior to commencement of construction.  When considered individually it is enough to satisfy the parameters of this characteristic.  However, when taken all together, the parameters of this characteristic are clearly satisfied and Blue Water would be entitled to significant economic compensation should its rights hereunder ever be infringed upon.

Lastly, we do not believe it is appropriate and would be misleading to readers to revise the Use of Proceeds or 12-month milestones to reflect a $5,313 monthly lease expense.  This lease expense will commence only after the restaurant is open and operating.  Hence, the lease payments will be paid from operational cash flow not from capital raised through the sale of equity securities.  Further, as a result of ongoing discussions with the landowner, it is very possible that the rent free time period may be extended for up to three years after the restaurant opens which means the monthly rent will not commence until possibly the Fall of 2019.  The reason for this proposed extension of the rent free period is the landowner has yet to begin construction on certain promised amenities in the overall development, particularly the proposed boardwalk in front of our restaurant and usable water taxi pier.

Consent of Independent Registered Public Accounting Firm

Exhibit 23

1.

We note the reference to inclusion of the auditor report dated April 7, 2016, instead of March 7, 2016 as shown page F-2.  Please revise to correct the date.

This typo has been revised accordingly.  See page F-2.

Please contact me directly at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ J. Scott Sitra

J. Scott Sitra

President and Chief Executive Officer